Exhibit 99.2

320 Bay Street, 14th Floor Toronto, ON M5H 4A6 www.computershare.com Security Class Holder Account Number Voting Instruction Form ("VIF") - Annual General Meeting to be held on August 7, 2026 This VIF is solicited by and on behalf of Management. Notes 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF. 4. If a date is not inserted in the space provided on the reverse of this VIF, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the VIF appoints the Management Nominees listed on the reverse, this VIF will be voted as recommended by Management. 6. The securities represented by this VIF will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Annual General Meeting of shareholders and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This VIF should be read in conjunction with the accompanying documentation provided by Management. VIFs submitted must be received by 11:00 am, Toronto time, on August 5, 2026. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Virtually Attend the Meeting • You can attend the meeting virtually by visiting the URL provided on the back of this document. If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER ------- Fold ------- Fold

Appointment of Proxyholder

I/We being holder(s) of securities of Allied Gold Corporation (the "Corporation") hereby appoint: Peter Marrone, or failing this person, Sofia Tsakos (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/AlliedGold by 11:00 am Toronto time on August 5, 2026 to provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an Invite Code to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Corporation to be held online via audio webcast at https://meetnow.global/M6M9QVW on August 7, 2026 at 11:00 am, Toronto time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. John Beardsworth	☐	☐	02. John Begeman	☐	☐	03. Pierre Chenard	☐	☐
04. Justin Dibb	☐	☐	05. Richard Graff	☐	☐	06. Peter Marrone	☐	☐
07. Daniel Racine	☐	☐	08. Jane Sadowsky	☐	☐	09. Dino Titaro	☐	☐
10. Oumar Toguyeni	☐	☐						

Fold

2. **Re-appointment of Auditors**

Re-appointment of KPMG LLP as Auditors of the Corporation and authorizing the Directors to fix their remuneration. For ☐ Withhold ☐

Fold

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, and the VIF appoints the Management Nominees, this VIF will be voted as recommended by Management.**
If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

Signature(s)

Date DD / MM / YY

Signing Capacity

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

I E O Q 3 8 6 9 0 5 A R 1